



BELGO
Grupo Arcelor







# INFORMATIVO TRIMESTRAL

## Primeiro Semestre de 2004



# QUARTERLY REPORT

## First Semester 2004

CONSOLIDADO

Evolução dos primeiros semestres de 2003 e 2004

Receita líquida........................+ 45,9%....R$ 2.664,1 milhões

Lucro operacional (EBIT)............+ 65,7%........R$ 835,8 milhões

Geração de Caixa (EBITDA).....+ 61,2%.......R$ 931,5 milhões

ROCE....................................42,9%

*CONSOLIDATED*

*Evolution of first semesters - 2003 and 2004*

*Net revenue...........................+ 45.9%......R$ 2,664.1 million*

*Operating profit (EBIT)..............+ 65.7%..........R$ 835.8 million*

*Cash generation (EBITDA).........+ 61.2%.........R$ 931.5 million*

*ROCE....................................42.9%*

## Sumário do Desempenho do Primeiro Semestre de 2004

SIDERURGIA - BRASIL E ARGENTINA

**Volume de produção de laminados com aumento de 24,6% em relação ao primeiro semestre de 2003**

| | |
|---|---|
| **Volume de vendas** | **+ 32,2%** |
| Vendas no mercado interno | + 37,5% |
| Vendas no mercado externo | + 17,2% |

CONSOLIDADO

**Geração de Caixa - EBITDA de R$ 931,5 milhões, 61,2% acima dos R$ 577,8 milhões do primeiro semestre de 2003**
**Lucro Líquido de R$ 485,5 milhões (+ 8%)**
**Investimentos realizados de R$ 211,8 milhões**

CONTROLADORA

**Lucro Operacional - EBIT de R$ 222,0 milhões**
**Geração de Caixa - EBITDA de R$ 253,2 milhões**
**Equivalência Patrimonial de R$ 412,7 milhões**
**Lucro Líquido de R$ 424,8 milhões (+ 58,4%)**

**ACINDAR:** A Belgo, a partir de maio de 2004, detém 66,1% do capital social da Acindar. A Empresa vem apresentando bons resultados operacionais, com margens bastante satisfatórias.

**BMP Siderurgia S.A.:** Contribuiu expressivamente para o lucro líquido da Controladora com uma participação de R$ 329,1 milhões. Em junho de 2004 entrou em funcionamento a nova Aciaria da Usina de Piracicaba, dando início à duplicação da capacidade.

## Performance Summary First Semester 2004

*STEELMAKING - BRAZIL AND ARGENTINA*

***Rolled output volume increased 24.6% compared to 2003's first semester***

| | |
|---|---|
| ***Sales volume*** | ***+ 32,2%:*** |
| *Domestic market* | *+ 37,5%* |
| *Exports* | *+ 17,2 %* |

*CONSOLIDATED*

***Cash generation - EBITDA R$ 931.5 million, 61.2% above R$ 577.8 million in first semester 2003***
***Net profit - R$ 485.5 million (+ 8%)***
***Investments - R$ 211.8 million***

*PARENT COMPANY*

***Operating Profit - R$ 222.0 million EBIT***
***Cash generation - R$ 253.2 million EBITDA***
***Equity earnings - R$ 412.7 million***
***Net profit - R$ 424.8 million (+ 58,4)***

***ACINDAR:*** *As of May 2004, Belgo holds 66.03% of ACINDAR's stock. Operating results are good and margins are quite satisfactory.*

***BMP Siderurgia S.A.:*** *Impressive contribution to Parent Company's net profit (R$ 329.1 million). In June 2004 the new Piracicaba's Rolling Mill started its capacity-doubling process.*

**• Cisão da BMP**

Em janeiro de 2004 foi efetuada a cisão parcial da BMP, com versão da parcela do patrimônio cindido para a sua controlada BMPS, incluída a participação que a BMP detinha na BMPS.

Com a cisão, a Belgo passou a deter 99,96% da BMPS e a BMP continua a ter como principais ativos os créditos remanescentes contra a BMPS, dentre eles o crédito que detém a hipoteca de 3º grau da planta industrial da Usina de Juiz de Fora, a primeira na ordem de preferência.

**• Capitalização da Belgo-Mineira Uruguay (BMU)**

Por intermédio de contratos de cessão de créditos firmados em setembro e dezembro de 2003, a Belgo transferiu para a BMP Siderurgia S.A. créditos, no valor de R$ 50 milhões, que detinha contra a ACINDAR. Em 12 de janeiro de 2004, a BMP Siderurgia S.A. capitalizou a Belgo-Mineira Uruguay (BMU) com os créditos recebidos.

A BMU, que detinha a totalidade das primeiras ONC's emitidas em 28 de maio de 2001, no valor original de US$ 60 milhões, subscreveu parte da nova emissão de ONC's, autorizada em 6 de fevereiro de 2004, no valor de US$ 33,3 milhões de um total de US$ 80 milhões, conforme compromisso de apoio firmado entre credores financeiros e a Belgo no Acordo Preventivo Extrajudicial (APE), em fase de homologação.

Também foi objeto de capitalização, em 12 de janeiro de 2004, o valor de R$ 88 milhões relativo a contrato de mútuo entre a BMPS e a BMU.

**• Aumento de participação na ACINDAR**

Em 7 de maio de 2004, a Belgo-Mineira Uruguay converteu as ONC's originais emitidas em maio de 2001, no valor original de US$ 60 milhões, e exerceu a opção de compra da totalidade das ações pertencentes ao Grupo Acevedo. As ações resultantes da conversão e do exercício da opção de compra estão na BMP Siderurgia S.A., que detém hoje 66,06% do capital social da Acindar.

Estes movimentos confirmam o fortalecimento da Belgo no Mercosul, visto que a Acindar tem presença expressiva no mercado argentino.

***• BMP Split***

*In January 2004 a partial BMP split took place in favor of subsidiary BMPS, including BMP's share in BMPS.*

*Following the split, Belgo now holds 99.96 % of BMPS and BMP keeps as its main assets the remaining credits against BMPS, including a 3rd degree mortgage on the Juiz de Fora industrial plant, first in the order of preference.*

***• Belgo-Mineira Uruguay (BMU) Capitalization***

*In September and December 2003, Belgo transferred credits to BMP Siderurgia S.A. in the amount of R$ 50 million, which it held against ACINDAR - Industria Argentina de Aceros. On January 12, 2004, BMP Siderurgia S.A. capitalized Belgo-Mineira Uruguay (BMU) with the credits received.*

*BMU, holder of all the first ONCs issued on May 28, 2001, in the original amount of US$ 60 million, subscribed part of the new ONCs issued, duly authorized on February 6, 2004, in the amount of US$ 33.3 million from a total of US$ 80 million, as agreed upon between financial creditors and Belgo in the Extra-Legal Preventive Agreement (APE), now being homologated.*

*R$ 88 million referring to a mutual contract between BMPS and BMU were also capitalized on January 12, 2004.*

***• ACINDAR's share increase***

*On May 7, 2004 Belgo-Mineira Uruguay converted the original US$-60-million ONCs (Negotiable Convertible Bonds) issued on May 2001 and exercised its purchase option of the totality of the shares held by the Acevedo Group. The end result of these two actions are now in BMP Siderurgia S.A., currently holding 66.06% of ACINDAR's stock.*

*All this is but a confirmation of Belgo's ever stronger position in the Mercosur market, inasmuch as ACINDAR is a major player in the Argentinian market.*

Desde 2003, a ACINDAR está trabalhando sem ociosidade e com desempenho bem melhor do que o previsto.

A Belgo passa assim a consolidar os números da ACINDAR a partir de maio de 2004, o que irá melhorar substancialmente os resultados.

**• Exploração da Mina do Andrade**

Em 29 de junho de 2004 foi celebrado Memorando de Entendimentos entre a Belgo e a Cia. Vale do Rio Doce (CVRD) com vistas à exploração em larga escala de minério de ferro na Mina do Andrade.

A exploração será efetuada mediante arrendamento durante a vida útil da mina, podendo haver transferência de participação parcial para a CVRD.

Toda a operação e todos os investimentos serão desenvolvidos pela arrendatária, ficando assegurado para a Belgo, em qualquer hipótese, o suprimento de minério de ferro para a necessidade atual e para as futuras expansões.

No ato da assinatura do contrato de arrendamento a Belgo receberá US$ 10 milhões, bem como *royalties* pelo minério extraído e comercializado pela CVRD.

A Belgo segue explorando a Mina do Andrade para suprir a Usina de João Monlevade em suas necessidades, até a celebração do contrato de arrendamento.

**• Duplicação da capacidade da Usina de Piracicaba**

As obras de ampliação de 500.000 t/ano, duplicando a capacidade de produção da Usina de Piracicaba, estão dentro do cronograma estabelecido. A nova Aciaria está pronta desde maio, já operando a um ritmo superior ao esperado, e em agosto entra em funcionamento o novo Laminador.

*Since 2003 ACINDAR has been working full time and, indeed, its performance has been surpassing expectations.*

*Belgo has been consolidating ACINDAR's figures since May 2004, which should substantially improve bottom-line results.*

***• Exploration of the Andrade Mine***

*A Memorandum of Understanding was celebrated on June 29, 2004 between Belgo and Cia. Vale do Rio Doce (CVRD) aimed at large-scale iron ore exploration at the Andrade Mine.*

*Exploration shall be through leasing during mine lifetime, and there may occur partial ownership transfer to CVRD.*

*CVRD shall handle all operations and make all investments. Iron ore supply is ensured to Belgo for its current needs and future expansion.*

*At the lease contract signing, Belgo shall receive US$ 10 million, in addition to royalties for CVRD-extracted and traded ore.*

*Belgo will keep exploring the Andrade Mine in order to supply its João Monlevade Mill until the lease contract is celebrated.*

***• Doubling capacity at the Piracicaba plant***

*Expansion of 500,000 t/year, doubling production capacity at the Piracicaba industrial unit, is proceeding as scheduled. The new steel mill has been ready since May, operating above expectation, and the new rolling mill for bars and rebars starts operating.*

A Empresa apresenta a análise do desempenho operacional e financeiro dos primeiros semestres de 2004 e 2003 e do segundo trimestre comparado ao primeiro trimestre do ano corrente.

Os volumes e as variações da produção e das vendas, por setores e por produtos, estão abaixo demonstrados, no Brasil e na Argentina.

**PRODUÇÃO DAS EMPRESAS BELGO**

A retração observada nas Empresas Siderúrgicas no Brasil, no segundo trimestre de 2004, é devida à parada programada da Usina de Piracicaba, necessária à implantação do projeto de aumento de capacidade. Apesar disto, no primeiro semestre de 2004, houve aumento na produção de 9,8% de laminados e de 4,7% na de aço bruto.

A consolidação da ACINDAR - Indústria Argentina de Aceros, a partir de maio de 2004, dois meses apenas do segundo trimestre, proporcionou acréscimos significativos nos volumes físicos de produção nas Empresas Belgo.

O total produzido nas Empresas Siderúrgicas registrou, assim, aumento no primeiro semestre de 2004, comparado a igual período do ano anterior, de 19,8% em aço bruto e de 24,6% em laminados.

*The Company hereby presents its operating and financial analysis in the first semesters of 2004 and 2003 as well as a comparison of the current year's first and second quarters.*

*Output and sales volumes and variations, by sector and by product, are shown below, in Brazil and in Argentina.*

***OUTPUT OF BELGO COMPANIES***

*A slowdown in the steel companies in Brazil in 2004's second quarter is due to a scheduled stoppage at the Piracicaba plant, in order to implement its capacity increase. Even so, production increased in the year's first semester: 9.8% in rolled products and 4.7% in crude steel.*

*ACINDAR's consolidation starting in May 2004 (two second quarter months only) has added significantly to the Belgo Group's physical volumes of production.*

*Total output in the Group's steel companies increased in the first semester of 2004, as compared with the same period the year before: 19.8% in crude steel and 24.6% in rolled products.*

**Quadro 1** — ***Chart 1***

| Unidade: $10^3$ t / *Unit: $10^3$ t* | 2004 1º T | 2004 2º T | Δ % | 2003 1º S | 2004 1º S | Δ % |
|---|---|---|---|---|---|---|
| **1. SIDERURGIA BRASIL (BELGO E BMPS) - *STEELMAKERS BRAZIL*** | | | | | | |
| . Aço bruto - *Crude steel* | 757,0 | 734,4 | (3,0) | 1.424,6 | 1.491,3 | 4,7 |
| . Laminados - *Rolled products* | 742,3 | 737,2 | (0,7) | 1.347,2 | 1.479,5 | 9,8 |
| **2. ACINDAR *** | | | | | | |
| . Aço bruto - *Crude steel* | - | 214,8 | - | - | 214,8 | - |
| . Laminados - *Rolled products* | - | 199,1 | - | - | 199,1 | - |
| **3. TOTAL EMPRESAS SIDERÚRGICAS - *TOTAL STEELMAKERS*** | | | | | | |
| . Aço bruto - *Crude steel* | 757,0 | 949,2 | 25,4 | 1.424,6 | 1.706,2 | 19,8 |
| . Laminados - *Rolled products* | 742,3 | 936,3 | 26,1 | 1.347,2 | 1.678,6 | 24,6 |
| **4. TREFILARIAS BRASIL - *DRAWING COMPANIES BRAZIL*** | 156,7 | 172,9 | 10,4 | 295,5 | 329,6 | 11,5 |

* Meses de maio e junho de 2004

** Months May and June 2004*

## VENDAS DAS EMPRESAS BELGO

Os volumes das vendas de laminados e trefilados e suas variações em função dos mercados estão assim distribuídos:

## *BELGO COMPANIES SALES*

*Rolled and drawn products sales volumes and their market-driven variation are as follows:*

**Quadro 2** *Chart 2*

| Unidade: 10³ t / *Unit: 10³ t* | 2004 1º T | 2004 2º T | Δ % | 2003 1º S | 2004 1º S | Δ % |
|---|---|---|---|---|---|---|
| **1. SIDERURGIA BRASIL* (BELGO E BMPS) - *STEELMAKERS BRAZIL**** | | | | | | |
| . Mercado interno - *Domestic market* | 521,3 | 606,0 | 16,2 | 942,4 | 1.127,3 | 19,6 |
| . Mercado externo - *Exports* | 181,1 | 185,7 | 2,5 | 334,6 | 366,8 | 9,6 |
| **Total** | **702,4** | **791,7** | **12,7** | **1.277,0** | **1.494,1** | **17,0** |
| **2. ACINDAR **** | | | | | | |
| . Mercado interno - *Domestic market* | - | 168,2 | - | - | 168,2 | - |
| . Mercado externo - *Exports* | - | 25,5 | - | - | 25,5 | - |
| **Total** | - | **193,7** | - | - | **193,7** | - |
| **TOTAL EMPRESAS SIDERÚRGICAS - *TOTAL STEELMAKERS*** | **702,4** | **985,4** | **40,3** | **1.277,0** | **1.687,8** | **32,2** |
| **3. TREFILARIAS BRASIL - *DRAWING COMPANIES BRAZIL*** | | | | | | |
| . Mercado interno - *Domestic market* | 137,8 | 146,5 | 6,3 | 243,6 | 284,3 | 16,7 |
| . Mercado externo - *Exports* | 18,1 | 20,4 | 12,7 | 46,7 | 38,5 | (17,6) |
| **Total** | **155,9** | **166,9** | **7,1** | **290,3** | **322,8** | **11,2** |

* Inclui vendas para Empresas Trefiladoras
** Meses de maio e junho de 2004

* *Sales to drawing companies included*
** *Months May and June 2004.*

A demanda no mercado interno brasileiro cresceu ao longo do primeiro semestre de 2004, na parte industrial a partir de janeiro e na construção civil no segundo trimestre.

A forte demanda interna de laminados longos aumentou em 16,2% as vendas físicas da Belgo no segundo trimestre em relação ao primeiro trimestre de 2004. No acumulado do primeiro semestre de 2004, as vendas cresceram 19,6%, se comparado ao mesmo período do ano anterior.

Na Argentina a demanda interna continua aquecida.

Em decorrência do bom desempenho das vendas para os mercados internos, as Empresas Siderúrgicas tiveram que limitar as vendas para o mercado externo, tanto no Brasil quanto na Argentina.

As exportações brasileiras, apesar dessa limitação, ficaram 9,6% acima do realizado no primeiro semestre de 2003.

As vendas totais das Empresas Siderúrgicas, somando as vendas físicas da ACINDAR relativas a maio e junho de 2004, cresceram 40,3% em relação ao primeiro trimestre de 2004 e 32,2% em relação ao primeiro semestre de 2003.

As Empresas Trefiladoras também apresentaram aumento no volume de vendas entre os trimestres de 2004, registrando incremento da demanda no mercado interno e conseqüente limitação nas exportações.

*Brazilian domestic demand increased in the first semester of 2004; in industry starting in January and in civil construction in the second quarter.*

*Strong domestic demand for long rolled products increased Belgo's physical sales by 16.2% in the second quarter in 2004 compared to the first quarter. Sales rose by 19.6% in the first semester, if compared to the same period the year before.*

*Strong domestic demand continues in Argentina.*

*Good sales performance in the home markets has made the steel companies in Brazil and in Argentina limit their exports.*

*Despite this limitation, however, Brazilian exports were 9.6% above the figures for 2003's first semester.*

*Adding ACINDAR's physical sales in May and June 2004, the figures leapt 40.3% compared to the first semester in 2004 and 32.2% compared to 2003's first semester.*

*The drawing companies also increased their between-quarters sales in 2004, recording also increased demand in the domestic market, which limited exports.*

Para melhor entendimento, a Belgo demonstra os destaques financeiros das Empresas Belgo no Brasil e também com a ACINDAR na Argentina, para que o mercado possa analisar e avaliar o desempenho e a evolução dos números e dos indicadores, de modo isolado e conjunto.

*For a better understanding and for the market to grasp, analyze and appraise the stand-alone and joint performance and evolution of numbers and indicators, financial highlights of the Belgo companies in Brazil and ACINDAR in Argentina are shown:*

**DESTAQUES FINANCEIROS CONSOLIDADOS**
**EMPRESAS BELGO - BRASIL**

***CONSOLIDATED FINANCIAL HIGHLIGHTS***
***BELGO COMPANIES - BRAZIL***

**Quadro 3** *Chart 3*

| R$ milhões / *R$ million* | 2004 1º T | 2004 2º T | Δ % | 2003 1º S | 2004 1º S | Δ % |
|---|---|---|---|---|---|---|
| **Receita líquida** - ***Net revenue*** | **1.045,2** | **1.299,8** | **24,4** | **1.826,1** | **2.345,0** | **28,4** |
| Mercado interno - *Domestic market* | 850,1 | 1.019,8 | 20,0 | 1.460,6 | 1.869,9 | 28,0 |
| Mercado externo - *Exports* | 195,1 | 280,0 | 43,5 | 365,5 | 475,1 | 30,0 |
| **Lucro operacional (EBIT)** - ***Operating profit (EBIT)*** | **281,7** | **407,2** | **44,6** | **504,4** | **688,9** | **36,6** |
| **Margem EBIT** - ***EBIT margin*** | **27,0%** | **31,3%** | | **27,6%** | **29,4%** | |
| Receitas (Despesas) financeiras - *Financial revenue (expenses)* | (1,3) | (9,5) | | 3,7 | (10,8) | |
| Variações monetárias e cambiais - *Monetary and exchange variations* | (3,7) | (9,9) | 167,6 | (12,8) | (13,6) | 6,2 |
| Amortização de ágio - *Premium amortization* | (81,0) | (83,8) | 3,5 | (0,3) | (164,8) | |
| Equivalência patrimonial - *Equity earnings* | 53,7 | 84,7 | 57,7 | 54,6 | 138,4 | 153,5 |
| Outras receitas (despesas) operacionais *Other operating revenue (expenses)* | (34,6) | (26,8) | (22,5) | (90,0) | (61,4) | (31,8) |
| Receitas (despesas) não operacionais *Non operating revenue (expenses)* | (5,3) | (8,4) | 58,5 | (37,8) | (13,7) | (63,8) |
| Imposto de Renda /Contribuição social - *Income tax / Social charges* | (58,1) | (99,3) | 70,9 | (62,4) | (157,4) | 152,2 |
| **Lucro líquido** - ***Net profit*** | **186,0** | **280,9** | **51,0** | **449,5** | **466,9** | **3,9** |
| Parcela do grupo - *Group share* | 163,5 | 243,2 | 48,7 | 373,3 | 406,7 | 8,9 |
| **Geração de caixa (EBITDA)** - ***Cash generation (EBITDA)*** | **325,9** | **452,0** | **38,7** | **577,8** | **777,9** | **34,6** |
| **Margem EBITDA** - ***EBITDA margin*** | **31,2%** | **34,8%** | | **31,6%** | **33,2%** | |
| Investimentos - *Investments* | 83,6 | 116,1 | 38,9 | 191,1 | 199,7 | 4,5 |
| Endividamento líquido - *Net debt* | 535,5 | 329,3 | (38,5) | 663,7 | 329,3 | (50,4) |
| Disponível - *Cash and short term investments* | 571,1 | 711,7 | 24,6 | 356,8 | 711,7 | 99,5 |
| **No final do período** - ***At the end of period*** | | | | | | |
| **Patrimônio líquido** - ***Net equity*** | **3.888,8** | **4.203,2** | **8,1** | **2.884,0** | **4.203,2** | **45,7** |
| - Acionistas não controladores - *Minority shareholders* | 304,2 | 322,7 | 6,1 | 263,6 | 322,7 | 22,4 |
| - Parcela do grupo - *Group share* | 3.584,6 | 3.880,5 | 8,3 | 2.620,4 | 3.880,5 | 48,1 |
| Ativo total - *Total assets* | 6.454,0 | 6.984,4 | 8,2 | 5.416,9 | 6.984,4 | 28,9 |
| Nº de empregados - *Number of employees* | 7.049 | 7.077 | 0,4 | 7.003 | 7.077 | 1,1 |

No Brasil, as Empresas Belgo alcançaram, no segundo trimestre de 2004, uma receita líquida de R$ 1.299,8 milhões, crescendo 24,4% frente ao primeiro trimestre. No acumulado, a receita líquida totalizou R$ 2.345,0 milhões no primeiro semestre de 2004, com uma progressão de 28,4% frente a igual período do ano anterior.

*The Belgo companies in Brazil had a 2004 second quarter net profit of R$ 1,299.8 million, growing 24.4% vis a vis the first quarter. First semester net profit reached R$ 2,345.0 million, 28.4% more than the year before.*

A receita líquida no mercado interno registrou uma evolução de 20% e nas exportações o expressivo aumento de 43,5% entre os trimestres do ano. Há que se considerar que a receita líquida no mercado interno resulta principalmente do efeito no aumento de volume nas vendas físicas, e no mercado externo essencialmente do efeito no aumento de preços.

Também contribuiram para o aumento da receita líquida total os maiores volumes físicos nas vendas de laminados e trefilados, o melhor mix de produtos e os melhores preços praticados nos mercados internos.

Os preços dos insumos básicos, como energéticos e metálicos (sucata e gusa), continuam em alta.

O lucro operacional (EBIT) foi de R$ 407,2 milhões, com um crescimento de 44,6% comparado ao primeiro trimestre de 2004. No acumulado, o EBIT alcançou R$ 688,9 milhões, com uma progressão de 36,6% quando comparado ao primeiro semestre de 2003.

A geração de caixa (EBITDA) de R$ 452,0 milhões, foi superior em 38,7% ao primeiro trimestre de 2004. No acumulado, o EBITDA alcançou R$ 777,9 milhões, com uma progressão de 34,6% com relação ao primeiro semestre de 2003.

As margens EBIT e EBITDA do Consolidado no segundo trimestre das Empresas Belgo no Brasil foram de 31,3% e 34,8%, respectivamente.

O lucro líquido do segundo trimestre apresentou variação positiva de 51,0% frente ao primeiro trimestre de 2004.

O lucro líquido acumulado das Empresas Belgo no Brasil alcançou R$ 466,9 milhões no primeiro semestre de 2004, 3,9% superior quando comparado ao primeiro semestre de 2003, tendo sido impactado pela despesa de amortização de ágio decorrente do processo de capitalização da BMPS, no valor de R$ 164,8 milhões, referente às seis primeiras parcelas mensais de um total de sessenta.

Além disso, vale considerar que no primeiro semestre de 2003 foram registrados os seguintes resultados não recorrentes que dificultam a comparabilidade com o semestre findo:

1) Receita financeira de cerca de R$ 70 milhões, advinda da reversão da marcação a mercado sobre aplicações financeiras.

2) Ativação de créditos tributários no valor de R$ 99 milhões, advindos da reestruturação societária nas Empresas de Siderurgia.

*Home market net profit evolved 20% and exports increased an impressive 43.5% between the quarters. Domestic net revenue is mainly due to increase in plysical sales volume and, in the foreign market, essentially due to price increase.*

*Greater physical volumes of rolled and drawn product sales, a better product mix and stronger domestic prices contributed to the overall net revenue increase.*

*Prices of basic inputs, such as energy and metals (scrap and pig iron), remain high.*

*Operating profit (EBIT) came to R$ 407.2 million, a 44.6% hike compared to the first quarter in 2004. Accumulated EBIT reached R$ 688.9 million, improving 36.6% if compared to 2003's first quarter.*

*R$ 452.0 million in cash generation (EBITDA) surpassed by 38.7% the first quarter's figure in 2004. Altogether, EBITDA rose to R$ 777.9 million, progressing 34.6% over the first semester in 2003.*

*Consolidated EBIT and EBITDA margins in the second quarter for the Belgo companies in Brazil were 31.3% and 34.8%, respectively.*

*Net profit in the second quarter had a 51,0% positive variation vis a vis 2004's first quarter.*

*The Belgo companies in Brasil accumulated a net profit of R$ 466.9 million in the first semester of 2004, impacted by the premium amortization disbursement due to BMPS' capitalization (R$ 164.8 million, referring to the 6/60 installment).*

*The following non recurrent figures were recorded in the first 2003 semester:*

*1) Financing income of some R$ 70 million, from investments in financial markets.*

*2) Tax credits in the order of R$ 99 million, from corporate restructuring of the steel companies.*

Os investimentos consolidados somaram R$ 199,7 milhões no primeiro semestre de 2004, em continuidade ao programa de aumento de capacidade da Usina de Piracicaba, para a modernização da Linha Leve da Usina de Vitória, para o replantio e produção de carvão na CAF, melhorias industriais e aperfeiçoamento de logísticas diversas nas Empresas de Siderurgia e Trefiladoras. Em junho entrou em funcionamento a nova aciaria da Usina de Piracicaba; para agosto está previsto o funcionamento do novo laminador, e a produção nominal de 1 milhão de toneladas deverá ocorrer em 2005.

*First semester (2004) consolidated investments added up to R$ 199.7 million. To wit: continuation of the capacity-increase program at the Piracicaba plant, modernization of Vitória's Light Line, CAF's charcoal replanting and production, various industrial and logistics improvements in the steelmaking and drawing units. In June, the new Piracicaba steel mill came on line, the new rolling mill is scheduled to start operations in August and a 1 million ton nominal output should be reached in 2005.*

## DESTAQUES FINANCEIROS CONSOLIDADOS EMPRESAS BELGO E ACINDAR

A composição do Consolidado Belgo com as Empresas Brasileiras e com a ACINDAR na Argentina está abaixo demonstrada com as respectivas eliminações entre companhias. Há que se considerar que a contribuição da ACINDAR no Consolidado do primeiro semestre de 2004 ocorreu a partir de maio, quando a BMPS aumentou sua participação no capital social para 66,06%.

Não existe comparabilidade com períodos anteriores, razão pela qual os resultados da ACINDAR devem ser considerados complementares ao Consolidado das Empresas Belgo.

## *CONSOLIDATED FINANCIAL HIGHLIGHTS BELGO COMPANIES AND ACINDAR*

*Consolidated Belgo numbers in Brazil with ACINDAR in Argentina is shown below, with the respective eliminations among companies. ACINDAR contributed to the consolidated first semester numbers after May 2004, when BMPS increased its stockholding to 66.06%.*

*No comparisons are made with previous periods and the ACINDAR figures must be regarded as complementary to the Belgo companies' consolidated numbers.*

**Quadro 4** — ***Chart 4***

| R$ milhões<br>Para o exercício<br>*R$ million*<br>*For fiscal year* | Siderurgia Brasil<br>*Steelmaking Brazil* | Trefilarias Brasil<br>*Drawing Brazil* | ACINDAR* | Outros<br>*Others* | Eliminações<br>*Elimination* | Consolidado<br>*Consolidated* |
|---|---|---|---|---|---|---|
| **Receita Líquida** - ***Net revenue*** | **1.943,2** | **846,5** | **346,9** | **57,5** | **(530,0)** | **2.664,1** |
| Custo dos produtos vendidos - *Cost of products sold* | (1.189,2) | (594,9) | (171,4) | (29,2) | 496,9 | (1.487,8) |
| Depreciações - *Depreciation* | (52,7) | (24,5) | (6,3) | (4,3) | 0,0 | (87,8) |
| Lucro bruto - *Gross profit* | 701,3 | 227,1 | 169,2 | 24,0 | (33,1) | 1.088,5 |
| Despesas operacionais - *Operating revenue* | (186,3) | (51,6) | (15,5) | (1,0) | 1,7 | (252,7) |
| **Lucro operacional (EBIT)** - ***Operating profit (EBIT)*** | **515,0** | **175,5** | **153,7** | **23,0** | **(31,4)** | **835,8** |
| Receitas (desp) financeiras - *Financial revenue (expenses)* | (9,2) | (11,3) | (6,4) | 9,7 | 0,0 | (17,2) |
| Variação cambial - *Exchange variation* | (8,9) | 1,9 | (27,9) | (6,6) | 0,0 | (41,5) |
| Imp. Renda e Cont. social - *Income tax and social charges* | (120,9) | (46,0) | (49,5) | (7,5) | 19,2 | (204,7) |
| **Equivalência patrimonial** - ***Equity earnings*** | **89,1** | **3,1** | **0,0** | **0,0** | **0,0** | **92,2** |
| Ágio (deságio) - *Premium (negative goodwill)* | (164,6) | (0,3) | (0,5) | 0,0 | 0,0 | (165,4) |
| Outras - *Others* | (12,6) | (1,0) | (0,1) | (0,1) | 0,1 | (13,7) |
| **Lucro líquido antes do acionista não-controlador**<br>***Net profit before minority interest*** | **287,9** | **121,9** | **69,3** | **18,5** | **(12,1)** | **485,5** |
| Acionista não-controlador - *Minority interest* | (0,1) | (58,3) | (23,5) | (1,9) | 0,0 | (83,8) |
| Lucro Líquido - *Net profit* | 287,8 | 63,6 | 45,8 | 16,6 | (12,1) | 401,7 |
| **Geração de caixa (EBITDA)** - ***Cash flow generation (EBITDA)*** | **574,4** | **200,5** | **160,4** | **27,6** | **(31,4)** | **931,5** |
| Investimentos - *Investments* | 161,3 | 18,1 | 12,1 | 20,3 | 0,0 | 211,8 |
| Endividamento líquido - *Net debt* | 284,3 | 5,1 | (147,3) | 40,7 | (0,9) | 181,9 |
| Patrimônio Líquido - *Net equity* | 2.627,9 | 764,2 | 792,5 | 228,5 | 0,0 | 4.413,1 |
| - Acionista não-controlador - *Minority shareholder* | 0,3 | 321,3 | 214,3 | 1,1 | | 537,0 |
| - Parcela do grupo - *Group share* | 2.627,6 | 442,9 | 578,2 | 227,4 | | 3.876,1 |
| Número de empregados - *Number of employees* | 4.281 | 2.236 | 2.949 | 560 | | 10.026 |

*Consolidado a partir de maio/2004.

** Consolidated starting in May/2004.*

Quadro 5

*Chart 5*

| R$ milhões<br>*R$ million* | 2004<br>1º T | 2004<br>2º T | Δ % | 2003<br>1º S | 2004<br>1º S | Δ % |
|---|---|---|---|---|---|---|
| **Receita líquida** - *Net revenue* | **1.045,2** | **1.618,9** | **54,9** | **1.826,1** | **2.664,1** | **45,9** |
| **Lucro operacional (EBIT)** - *Operating profit (EBIT)* | **281,7** | **554,1** | **96,7** | **504,4** | **835,8** | **65,7** |
| **Lucro líquido** - *Net profit* | **186,0** | **299,5** | **61,0** | **449,5** | **485,5** | **8,0** |
| **Geração de caixa (EBITDA)** - *Cash flow generation (EBITDA)* | **325,9** | **605,6** | **85,8** | **577,8** | **931,5** | **61,2** |

A Belgo, com o aumento de sua participação no capital da ACINDAR a partir de maio de 2004, passou a consolidar seus resultados.

Este movimento trouxe substancial contribuição para o resultado da Belgo, visto que as plantas da ACINDAR estão trabalhando sem ociosidade para atender à demanda do mercado argentino, com resultados e margens extremamente satisfatórios.

A tabela acima resume, apesar de não existir comparabilidade nos períodos demonstrados, os bons desempenhos obtidos na evolução da receita líquida, na geração de caixa, no lucro operacional e no lucro líquido do segundo trimestre do ano de 2004.

Na comparação dos primeiros semestres há que se considerar nos lucros líquidos apurados os resultados não recorrentes ocorridos no primeiro semestre de 2003, como a reversão para marcação a mercado de cerca de R$ 70 milhões e créditos tributários no valor de R$ 99 milhões advindos da reestruturação societária nas Empresas Siderúrgicas.

*Having increased its share of the ACINDAR stock in May 2004, Belgo has consolidated its own figures.*

*This has substantially contributed to the Belgo results, inasmuch as the ACINDAR plants are by no means idle. Indeed, they are meeting Argentina's market demand with extremely satisfactory results and margins.*

*Although not fully comparing to demonstrated previous periods, the table hereinabove summarizes the good-evolution performance in net revenue, cash regeneration, operating profit and net profit in 2004's first quarter.*

*In comparing the first semesters, net profits must consider the non recurrent results in the first semester 2003, such as market reversal of some R$ 70 million and R$ 99 million in tax credits from corporate restructuring of the steel companies.*

**Quadro 6** — ***Chart 6***

| R$ milhões<br>*R$ million* | 2004<br>1º T | 2004<br>2º T | Δ % | 2003<br>1º S | 2004<br>1º S | Δ % |
|---|---|---|---|---|---|---|
| Lucro líquido - *Net profit* | 163,5 | 238,2 | 45,7 | 373,3 | 401,7 | 7,6 |
| Depreciações/amortizações - *Depreciation/amortization* | 44,1 | 52,0 | 17,9 | 80,7 | 96,1 | 19,1 |
| Participação do acionista não-controlador - *Minority interest* | 22,5 | 61,3 | 172,4 | 76,2 | 83,8 | 10,0 |
| Participações em empresas controladas - *Participation in subsidiaries* | (53,7) | (38,5) | (28,3) | (54,6) | (92,2) | 68,9 |
| Amortização de ágio - *Premium amortization* | 81,0 | 84,4 | 4,2 | 0,2 | 165,4 | |
| Resultado da alienação do ativo permanente, líquidas<br>*Result of permanent asset divestment, net* | 3,0 | (1,0) | | 30,4 | 2,0 | (93,4) |
| Imposto de Renda e Contribuição social diferidos<br>*Deferred income tax and social charges* | 58,1 | 146,6 | 152,3 | 62,3 | 204,7 | 228,6 |
| Outros (principalmente juros e var. cambial)<br>*Others (mainly interest and exchange variation)* | 30,2 | 166,1 | 449,7 | 36,4 | 196,3 | 439,0 |
| **(Aumentos) reduções de ativos** - ***Assets (increase) decrease*** | | | | | | |
| Clientes - *Clients* | (62,3) | (89,7) | 44,0 | 65,6 | (152,0) | |
| Estoques - *Inventories* | (17,5) | (53,4) | 205,1 | (92,2) | (70,9) | (23,1) |
| Outros ativos - *Other assets* | (66,5) | (51,8) | (22,1) | 15,4 | (118,3) | |
| **Aumentos (reduções) de passivos** - ***Liabilities increase (decrease)*** | | | | | | |
| Fornecedores - *Suppliers* | 17,6 | 59,3 | 236,9 | (70,4) | 76,9 | |
| Outros passivos - *Other liabilities* | (38,3) | (0,3) | (99,2) | (86,0) | (38,6) | (55,1) |
| **Fluxo de caixa das atividades operacionais** - ***Operating activities cash flow*** | **181,7** | **573,2** | **215,5** | **437,3** | **754,9** | **72,6** |
| (Aquisição) alienação de investimentos - *Acquisition and Divestment* | 2,8 | (219,0) | | (209,3) | (216,2) | 3,3 |
| (Aquisição) alienação de imobilizado e diferido<br>*Acquisition and Divestment (fixed and deferred assets)* | (76,7) | (126,8) | 65,3 | (180,6) | (203,5) | 12,7 |
| **Fluxo de caixa das atividades de investimentos** - ***Investment activities cash flow*** | **(73,9)** | **(345,8)** | **367,9** | **(389,9)** | **(419,7)** | **7,6** |
| Aumento (redução) dos empréstimos e financiamentos<br>*Loan and financing increase (decrease)* | (58,4) | 409,5 | | (118,2) | 351,1 | |
| Emissão (resgate) de debêntures e outros<br>*Issue (redeeming) debentures and others* | (8,8) | (340,1) | | (14,6) | (348,9) | |
| Pagamento de dividendos/juros capital próprio<br>*Payment of dividends/interest on equity* | (141,2) | (25,3) | (82,1) | (92,6) | (166,5) | 79,8 |
| **Fluxo de caixa das atividades financeiras** - ***Financial activities cash flow*** | **(208,4)** | **44,1** | | **(225,4)** | **(164,3)** | **(27,1)** |
| **Aumento (redução) das disponibilidades** - ***Cash increase (decrease)*** | **(100,6)** | **271,5** | | **(178,0)** | **170,9** | |
| Disponibilidades no início do período<br>*Available funds, cash and banks at start of period* | 671,7 | 571,1 | (15,0) | 534,8 | 671,7 | 25,6 |
| Disponibilidades de empresa consolidada no período (ACINDAR)<br>*Consolidated company cash in the period (ACINDAR)* | | 450,3 | | | 450,3 | |
| Total de disponibilidade do início do período<br>*Available funds, cash and banks at start of period* | 671,7 | 1.021,4 | 52,1 | 534,8 | 1.122,0 | 109,8 |
| Disponibilidades no fim do período<br>*Available funds, cash and banks at end of period* | 571,1 | 1.292,9 | 126,4 | 356,8 | 1.292,9 | 262,4 |

O fluxo de caixa operacional consolidado cresceu principalmente pelo aumento da atividade operacional, verificada no EBITDA das Empresas do Brasil, e pela entrada da ACINDAR no escopo da consolidação a partir de maio de 2004.

*Consolidated operating cash flow increased due mainly to added operating activity - in the EBITDA of Group Companies in Brazil and ACINDAR's contribution starting in May 2004.*

**Quadro 7** *Chart 7*

| | 31/12/03 TOTAL *12/31/03 Total* | 1º T 2004 TOTAL *1st q 2004 Total* | 2º T 2004 em Reais/Pesos *2nd q 2004 in Reais/Pesos* | Dólares *Dollars* | TOTAL *Total* | EBITDA *EBITDA* | Índice de Corbetura *Coverage Index* |
|---|---|---|---|---|---|---|---|
| Belgo | 131,1 | 240,7 | 38,0 | 41,9 | 79,9 | 253,1 | 0,3 |
| Demais Empresas Siderúrgicas - Brasil *Other steelmaking companies Brazil* | 159,9 | 289,1 | 251,6 | 27,9 | 279,5 | 321,8 | 0,9 |
| Trefiladoras - *Drawing plants* | 53,5 | (30,4) | (1,2) | 6,2 | 5,0 | 172,9 | 0,0 |
| Guilman-Amorim - *Guilman-Amorim power dam* | 77,9 | 80,3 | (17,6) | 98,5 | 80,9 | 13,5 | 6,0 |
| Outras - *Others* | (24,2) | (44,2) | (17,6) | (22,6) | (40,2) | 11,2 | (3,6) |
| ACINDAR* | | | (340,8) | 117,6 | (223,2) | 159,0 | (1,4) |
| **Total da dívida líquida** - ***Total of net debt*** | **398,2** | **535,5** | **(87,6)** | **269,5** | **181,9** | **931,5** | **0,2** |
| - Dívida curto prazo - *Short term debt* | (180,1) | (95,1) | (463,2) | (183,4) | (646,6) | | |
| - Dívida longo prazo - *Long term debt* | 578,3 | 630,6 | 375,6 | 452,9 | 828,5 | | |

*Não inclui US$ 80 milhões de ONC's passíveis de conversão a partir de 2006.

** US$ 80 million ONC's convertible starting in 2006 not included.*

O endividamento líquido consolidado diminuiu em R$ 216,3 milhões, se considerado o valor registrado em 31/12/2003 de R$ 398,2 milhões e em R$ 353,6 milhões se considerado o valor registrado em 31/03/2004 de R$ 535,5 milhões, que embute o valor de R$ 156,3 milhões pago aos acionistas sob a forma de juros sobre o capital próprio e dividendos pelo exercício de 2003. A redução do endividamento líquido se deveu à política de amortização adotada pelas Empresas Belgo e pela entrada do caixa líquido da ACINDAR no escopo da consolidação. O índice de cobertura (dívida líquida pelo EBITDA anualizado) é de apenas 0,2, o que demonstra o baixo nível de endividamento das Empresas Belgo.

*Consolidated net debt decreased by R$ 216.3 million, if the amount of R$ 398.2 on 12/31/2003 is considered, and by R$ 353.6 million if the R$ 535.5 million amount recorded on 03/31/2004 is considered, which includes R$ 156.3 million paid out to shareholders as interest on equity and as 2003 dividends. Net debt reduction was due to the amortization policy adopted by Belgo Companies and to ACINDAR's net cash input. The coverage index (net debt / annualized EBITDA) is but a scant 0.2, showing the low debt level of the Belgo companies.*

ENDIVIDAMENTO LÍQUIDO - R$ MILHÕES
*NET DEBT - R$ MILLION*


875,6
675,1
398,2
181,9
2001
2002
2003
1S04*

EBITDA - R$ MILHÕES


Margem EBITDA
740,8
995,2
1.161,7
931,5
2001
2002
2003
1S04*

ROCE %


21,9
28,5
27,9
42,9
2001
2002
2003
1S04*

* Consolidação da ACINDAR a partir de maio de 2004

**Consolidated from Acindar starting in May 2004*

Os quadros abaixo mostram nos primeiros semestres de 2003 e 2004, a receita líquida, a geração de caixa (EBITDA) e o lucro operacional (EBIT) obtidos nos segmentos das Empresas Belgo, como também as respectivas eliminações entre companhias. Há que se considerar para análise dos indicadores de margens EBITDA e EBIT que estão incluídas na receita líquida as vendas das Empresas Siderúrgicas para as Trefiladoras.

*The charts below show - in the first semesters, 2003 and 2004 - the net revenue, cash generation (EBITDA) and operating profit (EBIT) obtained in the segments of the Belgo Companies, as well as the respective intercompany eliminations. It must be considered to analyse the EBITDA and EBIT margin indicators that sales by steelmaking to drawing companies are included in the net sales.*

**Quadro 8** **_Chart 8_**

| R$ milhões<br>*R$ million* | Jan - Jun 2003<br>Receita líquida - *Net revenue* | EBITDA | % | EBIT | % |
|---|---|---|---|---|---|
| Siderurgia Brasil - *Steelmaking Brazil* | 1.441,9 | 355,0 | 24,6 | 311,6 | 21,6 |
| Trefiladoras - *Drawing* | 698,9 | 181,2 | 25,9 | 157,4 | 22,5 |
| Serviços - *Services* | 88,1 | 37,2 | 42,2 | 30,8 | 35,0 |
| Eliminações - *Eliminations* | (402,8) | 4,5 | | 4,5 | |
| Total - *Total* | 1.826,1 | 577,9 | 31,6 | 504,3 | 27,6 |

| R$ milhões<br>*R$ million* | Jan - Jun 2004<br>Receita líquida - *Net revenue* | EBITDA | % | EBIT | % |
|---|---|---|---|---|---|
| Siderurgia Brasil - *Steelmaking Brazil* | 1.943,2 | 574,4 | 29,6 | 515,0 | 26,5 |
| ACINDAR* | 346,9 | 160,4 | 46,2 | 153,7 | 44,3 |
| Trefiladoras - *Drawing* | 846,5 | 200,5 | 23,7 | 175,4 | 20,7 |
| Serviços - *Services* | 57,5 | 27,6 | 48,0 | 23,2 | 40,3 |
| Eliminações - *Eliminations* | (530,0) | (31,4) | 5,9 | (31,5) | 5,9 |
| Total - *Total* | 2.664,1 | 931,5 | 35,0 | 835,8 | 31,4 |

*Consolidado a partir de maio/2004

** Consolidated after May/2004*

**Quadro 9** *Chart 9*

| R$ milhões<br>*R$ million* | 2004<br>1º T | 2004<br>2º T | Δ % | 2003<br>1º S | 2004<br>1º S | Δ % |
|---|---|---|---|---|---|---|
| Receita bruta - *Gross sales* | 506,3 | 627,9 | 24,0 | 897,2 | 1.134,2 | 26,4 |
| **Receita líquida** - ***Net sales*** | **382,7** | **463,8** | **21,2** | **698,9** | **846,5** | **21,1** |
| Mercado interno - *Domestic market* | 345,4 | 414,8 | 20,1 | 604,3 | 760,2 | 25,8 |
| Mercado externo - *Exports* | 37,3 | 49,0 | 31,4 | 94,6 | 86,3 | (8,8) |
| **Lucro operacional (EBIT)** - ***Operating profit (EBIT)*** | **70,9** | **104,5** | **47,4** | **157,5** | **175,4** | **11,4** |
| Receitas (despesas) financeiras - *Financial revenue (expense)* | (4,0) | (7,3) | 82,5 | (9,9) | (11,3) | 14,1 |
| Variações monetárias e cambiais - *Monetary and exchange variations* | (0,6) | 2,5 | | (6,4) | 1,9 | |
| Equivalência patrimonial - *Equity earnings* | (1,5) | 4,6 | | 3,3 | 3,1 | (6,1) |
| **Lucro líquido** - ***Net profit*** | **46,5** | **75,4** | **62,2** | **108,3** | **121,9** | **12,6** |
| **Geração de caixa (EBITDA)** - ***Cash generation (EBITDA)*** | **83,4** | **117,2** | **40,5** | **181,2** | **200,6** | **10,7** |
| Investimentos - *Investments* | 5,4 | 12,7 | 135,2 | 20,3 | 18,1 | (10,8) |
| Endividamento líquido - *Net debt* | (38,6) | 5,1 | | (0,7) | 5,1 | |
| Nº de empregados - *Number of employees* | 2.213 | 2.236 | 1,0 | 2.185 | 2.236 | 2,3 |

A razão social da Jossan S.A. Trefilarias, de Feira de Santana, na Bahia, subsidiária integral da Belgo Bekaert Arames S.A., mudou para Belgo Bekaert Nordeste S.A. (BBN) em maio de 2004.

As vendas das trefiladoras das Empresas Belgo atingiram 322,8 mil toneladas, 11,2% a mais do que no primeiro semestre de 2003, com destaque no aumento de vendas para o mercado interno. A receita líquida do segmento de trefilados apresentou crescimento de 21,1% e alcançou R$ 846,5 milhões nos seis primeiros meses do ano, devido ao aumento do volume e ao melhor mix de produtos, o que justificou o crescimento do lucro operacional (EBIT) de 11,4% no período. O lucro líquido do primeiro semestre de 2004 foi de R$ 121,9 milhões, representando um acréscimo de 12,6% comparado aos R$ 108,3 milhões apurados no mesmo período de 2003.

A geração de caixa (EBITDA) totalizou em R$ 200,6 milhões e no período de janeiro a junho de 2003 atingiu R$ 181,2 milhões. As Trefilarias efetuaram investimentos de R$ 18,1 milhões, que foram direcionados para aplicação em novos projetos, aumento de produtividade, logística, melhoria de atendimento ao cliente e meio ambiente.

*Jossan S.A. Trefilarias' corporate legal name was changed to Belgo Bekaert Nordeste S.A. (BBN) in May 2004. Located in Feira de Santana, state of Bahia, this company is a wholly-owned Belgo Bekart Arames S.A. subsidiary.*

*The drawing companies in the Belgo Group sold 322.8 thousand tons - altogether, 11.2% above 2003's first semester. Domestic sales increased sharply. Net revenue in the drawing segment rose by 21.1% and reached R$ 846.5 million in the first six months of the year, due to increased volume and a better product mix, justifying the 11.4% operating profit (EBIT) growth in the period. Net profit in the first semester 2004 came to R$ 121.9 million, a 12.6% increase if compared to the R$ 108.3 million in the same 2003 period.*

*Cash generation (EBITDA) amounted to R$ 200.6 million (R$ 181.2 million from January to June 2003). The drawing companies invested R$ 18.1 million in new projects, productivity increase, logistics, better customer service and the environment.*

**Quadro 10** *Chart 10*

| R$ milhões | 2004 1º T | 2004 2º T | Δ % | 2003 1º S | 2004 1º S | Δ % |
|---|---|---|---|---|---|---|
| Receita bruta - *Gross revenue* | 434,1 | 566,8 | 30,6 | 1.328,3 | 1.000,9 | (24,6) |
| **Receita líquida - *Net revenue*** | **318,2** | **408,9** | **28,5** | **1.012,4** | **727,1** | **(28,2)** |
| Mercado interno - *Domestic market* | 227,2 | 297,5 | 30,9 | 808,3 | 524,7 | (35,1) |
| Mercado externo - *Exports* | 91,0 | 111,4 | 22,4 | 204,1 | 202,4 | (0,8) |
| **Lucro operacional (EBIT) - *Operating profit (EBIT)*** | **77,0** | **145,0** | **88,3** | **253,2** | **222,0** | **(12,3)** |
| Receitas (despesas) financeiras - *Financial revenue (expenses)* | (11,5) | (4,5) | (60,9) | 52,8 | (16,0) | |
| Variações monetárias e cambiais - *Monetary and exchange variations* | (0,5) | (11,8) | | (0,9) | (12,3) | |
| Amortização de ágio - *Premium amortization* | (52,7) | (52,7) | 0,0 | 0,0 | (105,4) | |
| Equivalência Patrimonial - *Equity earnings* | 178,2 | 234,5 | 31,6 | 93,5 | 412,7 | 341,4 |
| Outras receitas (despesas) operacionais - *Other operating revenue (expenses)* | (17,8) | (13,6) | (23,6) | (16,4) | (31,4) | 91,5 |
| Receitas (despesas) não operacionais - *Non operating revenue (expenses)* | (2,6) | (0,4) | (84,6) | (22,9) | (3,0) | (86,9) |
| Imposto de Renda/Contribuição social - *Income tax/Social charges* | (25,0) | (48,3) | 93,2 | (107,6) | (73,3) | (31,9) |
| **Lucro líquido - *Net profit*** | **163,0** | **261,8** | **60,6** | **268,2** | **424,8** | **58,4** |
| **Geração de caixa (EBITDA) - *Cash flow generation (EBITDA)*** | **92,5** | **160,7** | **73,7** | **293,6** | **253,2** | **(13,8)** |
| Investimentos - *Investments* | 24,7 | 58,5 | 136,8 | 142,7 | 83,2 | (41,7) |
| Aumento (redução) capital de giro operacional *Operating working capital increase (decrease)* | 8,3 | (89,6) | | (174,1) | (81,3) | (53,3) |
| Endividamento líquido - *Net debt* | 240,7 | 79,9 | (66,8) | 206,7 | 79,9 | (61,3) |
| Disponível - *Cash and short term investments* | 222,1 | 378,2 | 70,3 | 253,7 | 378,2 | 49,1 |
| Patrimônio líquido - *Net equity* | 2.859,0 | 3.120,8 | 9,2 | 2.566,7 | 3.120,8 | 21,6 |
| Ativo total - *Total assets* | 4.055,5 | 4.388,7 | 8,2 | 3.696,3 | 4.388,7 | 18,7 |
| ROCE (%) | 34,5 | 48,2 | | 26,3 | 42,1 | |
| ROE (%) | 23,5 | 35,0 | | 22,1 | 29,2 | |
| **R$ por lote de 1.000 ações - *R$ per 1,000 shares*** | | | | | | |
| Lucro líquido - *Net profit* | 23,23 | 37,32 | 60,7 | 38,23 | 60,55 | 58,4 |
| Patrimônio líquido - *Net equity* | 407,50 | 444,82 | 9,2 | 365,84 | 444,82 | 21,6 |
| Nº de empregados - *Number of employees* | 1.934 | 1.927 | (0,4) | 2.944 | 1.927 | (34,5) |

Os movimentos societários e patrimoniais ocorridos no exercício de 2003 afetam a comparabilidade entre os semestres de 2003 e 2004.

Temos que considerar, neste primeiro semestre de 2004, três aspectos importantes, visto que a reestruturação societária ocorrida em junho de 2003 concentrou as atividades de construção civil das usinas de Juiz de Fora, Vitória e Piracicaba na BMP Siderurgia S.A., ficando a Controladora, Companhia Siderúrgica Belgo-Mineira, operando apenas as atividades da Usina de João Monlevade e da Fábrica de Sabará.

Assim temos:

1) Todo o resultado semestral da BMP Siderurgia, no valor de R$ 329,3 milhões, contribuiu, via equivalência patrimonial, para o lucro líquido da Controladora.

2) O resultado da ACINDAR, nos quatro primeiros meses do ano, no valor de R$ 66,7 milhões, contribuiu, via equivalência patrimonial, para o lucro líquido da Controladora, visto que a participação da Belgo no capital social da ACINDAR era de apenas 20,1%.

3) O lucro líquido foi afetado pela despesa de amortização de ágio decorrente da reestruturação da BMP Siderurgia, no valor de R$ 105 milhões, referente às seis primeiras parcelas mensais de um total de sessenta.

A Belgo capitalizou a CAF com um valor de R$ 17 milhões para o replantio de eucalipto e manutenção de maciços florestais, investiu R$ 23,3 milhões em meio ambiente e melhorias operacionais na Usina em João Monlevade e na Fábrica de Sabará. Dando continuidade aos ajustes da reestruturação societária, a BMP foi capitalizada pela Belgo em R$ 43 milhões, correspondentes a créditos por ela detidos.

*Corporate stockholding and equity movements during 2003 affect the comparability between semesters in 2003 and 2004.*

*Three major aspects must be taken into due account in this current 2004 first semester, inasmuch as the June 2003 corporate re-structuring has concentrated the civil construction activities in the Juiz de Fora, Vitória and Piracicaba units into BMP Siderurgia S.A., while the Parent Company (Cia. Siderúrgica Belgo-Mineira) now operates solely the activities in the João Monlevade Mill and Sabará Plant.*

*Thus:*

*1) All the BMP Siderurgia semester's bottom line result (R$ 329.3 million) has contributed, through Equity earnings, to the Parent Company's net profit.*

*2) ACINDAR's bottom line result in the year's first four months (R$ 66.7 million) has contributed, through Equity earnings, to the Parent Company's net profit, inasmuch as Belgo's shareholding in ACINDAR was but 20.1%.*

*3) Net profit was affected by the premium amortization expense due to BMP Siderurgia's corporate restructuring. This expense came to R$ 105 million and corresponds to the six first installments of a total of sixty.*

*Belgo has capitalized CAF with R$ 17 million for large eucalyptus replanting and forest stand maintenance, has invested R$ 23.3 million in the environment and in operating improvement in its João Monlevade Mill and Sabará Plant. As part of the Group restructuring, BMP has been capitalized by Belgo in an amount of R$ 43 million, corresponding to credits it held.*

**Quadro 11** *Chart 11*

| R$ milhões<br>*R$ million* | 2004<br>1º T | 2004<br>2º T | Δ % | 2003<br>1º S | 2004<br>1º S | Δ % |
|---|---|---|---|---|---|---|
| Lucro líquido - *Net profit* | 163,0 | 261,8 | 60,6 | 268,2 | 424,8 | 58,4 |
| Depreciações/amortizações - *Depreciation/amortization* | 15,5 | 15,6 | 0,6 | 40,4 | 31,1 | (23,0) |
| Participações em empresas controladas - *Participation in subsidiaries* | (178,2) | (234,5) | 31,6 | (93,5) | (412,7) | 341,4 |
| Amortização de ágio - *Premium amortization* | 52,7 | 52,7 | 0,0 | 0,0 | 105,4 | |
| Resultado da alienação do ativo permanente, líquidas<br>*Result of permanent asset divestment, net* | 1,3 | (0,9) | | 16,0 | 0,4 | (97,5) |
| Imposto de Renda e Contribuição social diferidos<br>*Deferred income tax and charges* | 26,1 | 48,3 | 85,1 | 115,5 | 74,4 | (35,6) |
| Outros (principalmente juros e var. cambial)<br>*Others (mainly interest and exchange variation)* | 15,1 | 30,7 | 103,3 | (44,0) | 45,8 | |
| **(Aumentos) reduções de ativos: - *Assets (increase) decrease:*** | | | | | | |
| Clientes - *Clients* | (24,8) | (30,1) | 21,4 | 59,3 | (54,9) | |
| Estoques - *Inventories* | 11,6 | (28,6) | | (59,4) | (17,0) | (71,4) |
| Outros ativos - *Other assets* | (0,1) | 64,0 | | 10,9 | 63,9 | 486,2 |
| **Aumentos (reduções) de passivos: - *Liabilities increase (decrease):*** | | | | | | |
| Fornecedores - *Suppliers* | 15,6 | 64,7 | 314,7 | (4,2) | 80,3 | |
| Outros passivos - *Other liabilities* | (38,3) | 7,6 | | (62,1) | (30,7) | (50,6) |
| **Fluxo de caixa das atividades operacionais - *Operating cash flow*** | **59,5** | **251,3** | **322,4** | **247,1** | **310,8** | **25,8** |
| (Aquisição) alienação de investimentos - *Investment (acquisition) divestment* | (9,9) | (50,0) | 405,1 | (133,8) | (59,9) | (55,2) |
| (Aquisição) alienação de imobilizado e diferido<br>*Fixed asset and deferred (acquisition) divestment* | (14,3) | (7,1) | (50,3) | (21,7) | (21,4) | (1,4) |
| **Fluxo de caixa das atividades de investimentos - *Iinvestment cash flow*** | **(24,2)** | **(57,1)** | **136,0** | **(155,5)** | **(81,3)** | **(47,7)** |
| Aumento (redução) dos empréstimos e financiamentos<br>*Loan and financing increase (decrease)* | 50,8 | (32,1) | | (180,2) | 18,7 | |
| Pagamento de dividendos/juros capital próprio<br>*Payment of dividends/interest on equity* | (133,0) | (6,0) | (95,5) | (79,9) | (139,0) | 74,0 |
| **Fluxo de caixa das atividades financeiras - *Financial activities cash flow*** | **(82,2)** | **(38,1)** | **(53,6)** | **(260,1)** | **(120,3)** | **(53,7)** |
| **Aumento (redução) das disponibilidades**<br>***Available funds, cash and banks increase (decrease)*** | **(46,9)** | **156,1** | | **(168,5)** | **109,2** | |
| Disponibilidades no início do período<br>*Available funds, cash and banks at start of period* | 269,0 | 222,1 | (17,4) | 422,2 | 269,0 | (36,3) |
| Disponibilidades no fim do período<br>*Available funds, cash and banks at end of period* | 222,1 | 378,2 | 70,3 | 253,7 | 378,2 | 49,1 |

O fluxo de caixa das atividades operacionais no primeiro semestre de 2004 somou R$ 310,8 milhões, 25,8% superior a idêntico período do ano anterior.

O fluxo de caixa operacional aumentou pelo recebimento de proventos da ordem de R$ 32 milhões das Empresas Controladas e pelo crescimento de 73,7% da geração de caixa própria (EBITDA), em relação ao primeiro trimestre de 2004.

*Operating cash flow in the first semester 2004 added up to R$ 310.8 million, 25.8% above the same time period the year before.*

*The operating cash flow actually increased, as R$ 32 million were received from the subsidiaries and cash flow generation (EBITDA) increased 73.7% compared to the first semester in 2004.*

No primeiro semestre de 2004 foram negociadas na BOVESPA 19,8 milhões de Ações Ordinárias (BELG3) e 326,7 milhões de Ações Preferenciais (BELG4).

As transações totalizaram R$ 263,6 milhões, em 4.055 negócios. O total do volume financeiro superou em R$ 102 milhões o volume do mesmo período do ano passado e o volume de negócios teve uma variação positiva de 48%.

As ações Ordinárias e Preferenciais tiveram uma valorização de 15,80%, sem se considerar os Juros Sobre Capital Próprio pagos em janeiro de 2004 e dividendos complementares pagos em maio de 2004. No mesmo período o índice Bovespa desvalorizou 4,89%.

O valor de mercado da Belgo em 30/06/2004 era de R$ 5.506,0 milhões, contra R$ 4.754,6 milhões em 31/12/2003.

*A total of 19.8 million common shares (BELG3) and 326.7 million preferred shares (BELG4) were traded in the São Paulo Stock Exchange (BOVESPA) in 2004's first semester.*

*A total amount of 4,055 transactions came to R$ 263.6 million. Total financial volume surpassed by R$ 102 million the volume in the same period in the previous year. The transaction volume enjoyed a 48% positive variation.*

*Common and preferred shares appreciated 15.80%, not considering the interest on equity paid out in January 2004 and complementary dividends distributed in May 2004. In the same period, the BOVESPA Index devalued by 4.89%.*

*Belgo's market cap value on 06/30/2004 was R$ 5,506.0 million (R$ 4,754.6 million on 12/31/2003).*

**Quadro 12 - Informações de Mercado** / ***Chart 12 - Market Information***

| | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 30/06/2004 |
|---|---|---|---|---|---|---|---|
| **Cotações de fechamento** - ***Quotation at closing*** | | | | | | | |
| R$ / lote de 1000 ações - *R$ / per 1,000 shares* | | | | | | | |
| Ações Ordinárias Escriturais (OE) - *Common shares (OE)* | 78,00 | 112,00 | 129,00 | 130,00 | 359,50 | 620,00 | 718,00 |
| Ações Preferenciais Escriturais (PE) - *Preferred shares (PE)* | 37,00 | 120,00 | 130,99 | 146,67 | 370,00 | 734,00 | 850,00 |
| **Valor de mercado** - ***Market Value*** | | | | | | | |
| R$ milhões - *R$ million* | 272,2 | 780,2 | 878,0 | 926,8 | 2.580,1 | 4.754,6 | 5.506,00 |
| **Patrimônio Líquido** - ***Net equity*** | | | | | | | |
| R$ / lote de 1000 ações - *R$ / per 1,000 shares* | 241,81 | 213,20 | 279,77 | 296,60 | 323,34 | 384,11 | 444,82 |

BELGO
Grupo Arcelor

## Companhia Siderúrgica Belgo-Mineira

**Atendimento aos Acionistas**

***Transfer Agent and Register***

Para o exercício de seus direitos e obtenção de informações sobre a posição de ações, os acionistas são atendidos nas agências do Banco Itaú S/A.

*Transfer and register services for our shareholders are available trough the branches of Banco Itaú S/A.*


**Diretoria de Relações com Investidores**

***Investors Relations***

Avenida Carandaí, 1115 - 24º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1245 / 3219-1240 Fax (55 31) 3219-1358
e-mail: invrel@belgo.com.br

**Sede e Escritório Central Administrativo**

***Headquarters and Central Office***

Av. Carandaí, 1115 - 18º ao 26º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1122 Fax (55 31) 3273-2927


**www.belgo.com.br**